UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

WABCO HOLDINGS INC. (Exact Name of Registrant as Specified in Charter)

Delaware	1-33332	20-8481962
(State or Other Jurisdiction		(I.R.S. Employer
of Incorporation)	(Commission File No.)	Identification Number)

Chaussee de Wavre, 1789 1160 Brussels, Belgium One Centennial Avenue, P.O. Box 6820, Piscataway, NJ		08855-6820
(Address of Principal Executive Offices)		(Zip Code)

Vincent Pickering, Chief Legal Officer and Secretary		+ 32-2-663-9-800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

[X]

Section 1 - Conflict Minerals Disclosure

WABCO Holdings Inc. (the “Company”) evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). The Company has prepared a Conflict Minerals Report that summarizes the Company’s reasonable country of origin inquiry with respect to the 3TG minerals.

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of WABCO’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.wabco-auto.com.

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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Exhibit 1.01

WABCO Holdings Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Background

This report for the year ended December 31, 2013 is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.

Definitions

The following definitions have been used in this report:

“3TG” means tantalum, tin, tungsten and gold

“CMR” means conflict minerals report

“conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country

“Covered Countries” means the Democratic Republic of the Congo or an adjoining country

“DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Covered Countries

“DRC conflict indeterminable” means that we have been unable to determine, after exercising due diligence whether a product qualifies as DRC conflict free

“WABCO,” the “Company,” “we,” “us,” or “our” means WABCO Holdings Inc. and our majority-owned subsidiaries

1.	Company and Products Overview

This CMR has been prepared by the management of WABCO.

WABCO is a leading provider of electronic, mechanical and mechatronic products for the world's leading commercial truck, trailer, bus and passenger car manufacturers. Our principal products which we manufacture and sell include control systems, advanced braking, stability, suspension, transmission control and air compressing and processing systems that improve vehicle performance and safety and reduce overall vehicle operating costs.

We conducted an analysis of our products and found that 3TG are found in certain of our products.

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WABCO uses a broad range of raw materials and parts to manufacture the end-products we sell to our customers. We source pre-manufactured and raw materials from suppliers around the globe. We have well-established processes and procedures for how we select, nominate and appoint suppliers and set out clear guidelines and requirements in our Supplier Manual.

We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us – including components and materials that are supplied to them from lower tier suppliers. Contracts with our suppliers are typically in force for three to five years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts with existing and new suppliers, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify all participants to the supply tiers. We have therefore sought to apply industry-wide standards to obtain information and to support supply chain visibility.

2.	Reasonable Country of Origin Inquiry and Conclusion

In our diligence on conflict minerals, we conducted a good faith review of our supplier population and supply chain and conducted a survey of 619 of our suppliers. These suppliers represented substantially all of our direct materials expenditure in 2012. Given the scale of our supplier base and their sub-suppliers we believe that our approach was reasonable in design as it captures the core materials used in the manufacture of our products. For 2013, we received responses from over 50% of the suppliers surveyed.

Based upon information available to us at the present time, we are unable with absolute assurance to determine the origin of the 3TG in many of our products.  We have identified a small number of smelters located in the Covered Countries that may be the source of some of the 3TG materials in our products but are unable to determine whether these minerals financed or benefited armed groups in those countries.  Therefore, based on this information, we consider our products to be DRC conflict undeterminable.

3.	Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG.

Management System

WABCO has established a multidisciplinary team for conflict minerals compliance. The team, consisting of senior leaders of our Company together with functional experts from Legal, Quality Management, Sourcing & Purchasing and Corporate Communications, is responsible for designing and implementing our conflict minerals compliance strategy. Senior management is briefed on actions by the team, and oversight is provided by the Chief Legal Officer.

As we do not typically have a direct relationship with 3TG smelters and refiners, we actively cooperate and engage with our suppliers and customers to exchange information relating to conflict minerals. We have established a centralized communication point, facilitating internal and external questions to be raised to the internal team of experts.

We have adopted a database to retain and extract relevant documentation with respect to conflict minerals disclosures and ensure traceability of supplier responses and upstream reporting by WABCO to its customers. We have implemented controls within the Company to provide mechanisms of reporting, awareness and transparency,

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which include, but are not limited to, our Supplier Manual and specific conflict minerals clauses in our supplier contracts which is further described below.

We have adopted the following conflict minerals policy:

CONFLICT MINERALS POLICY

WABCO is committed to responsible sourcing and supports the humanitarian objective of ending ongoing violence funded by the trade of conflict minerals from the eastern portion of the Democratic Republic of the Congo and surrounding countries (“Conflict Region”).

WABCO fully supports U.S. legislation on the supply of conflict minerals, including the rules adopted by Securities Exchange Commission.  Conflict minerals include gold, tin, tantalum and tungsten.  The U.S Secretary of State may designate other minerals in the future.

WABCO’S COMMITMENT

•	WABCO endorses the objectives of the U.S. legislation to address the trade of conflict minerals.
•	WABCO will not knowingly procure minerals from the Conflict Region unless they are certified as conflict free by an independent third party.
•	WABCO is committed to complying with the due diligence requirements to determine the source of conflict minerals used within its products and expects its suppliers to assist with this task.

WABCO’S EXPECTATIONS

WABCO expects all of its suppliers to comply with the WABCO Master Supply Agreement Terms and Conditions relating to conflict minerals and to carry out sufficient due diligence to ensure that their supply chain is conflict free. The aim is to ensure that only “conflict free” materials and components are used in products that we procure.

As a leading global supplier of commercial vehicle technologies, WABCO is committed to ensuring social responsibility in our supply chain and helping to prevent the trade of conflict minerals which finance or benefit armed groups in the conflict region. For further information please contact conflictminerals@wabco-auto.com.

Our policy is publicly available on our website at:

http://www.wabco-auto.com/suppliers/supplier_information_wabco/conflicts-mineral-policy/

We have longstanding grievance mechanisms whereby employees, customers and suppliers can report violations of WABCO’s policies, including any violation of the Conflicts Mineral Policy. Our Code of Conduct and Supplier Manual establish reporting lines for employees and suppliers to report breaches of WABCO policies.

4.	Identify and assess risk in the supply chain

In our diligence on conflict minerals, we conducted a good faith review of our supplier population and supply chain and conducted a survey of 619 of our suppliers. These suppliers represented substantially all of our direct materials expenditure in 2012. Given the scale of our supplier base and their sub-suppliers we believe that our approach was reasonable in design as it captures the core materials used in the manufacture of our products. For 2013, we received responses from over 50% of the suppliers surveyed. We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us – including components and materials that are supplied to them from lower tier suppliers. Contracts with our suppliers are

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typically in force for three to five years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts with existing and new suppliers, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters.

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Free Sourcing Initiative (CFSI) Template (the Template).

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify all participants to the supply tiers. We have therefore sought to apply industry-wide standards to obtain information and to support supply chain visibility.

5.	Design and Implement a Strategy to Respond to Risks

WABCO has developed a program through which the conflict minerals program is implemented, managed and monitored (“CM Risk Management Plan”).

As part of the CM Risk Management Plan, we have sought to enhance supplier awareness, understanding and engagement with respect to conflict minerals by including contractual terms in our supplier contracts. This includes an express clause which states our obligation to comply with the Rule on conflict minerals and requires our suppliers to warrant that all products supplied to the Company are DRC conflict free and disclose upon request the source of all conflict minerals contained in their products. Furthermore we require all suppliers to complete a conflict minerals disclosure report using the Template further described below. We additionally provide a website link in our supplier contracts to our Conflict Minerals Policy.

Where we determine that a supplier sources 3TG from the Covered Countries, we intend to engage with such supplier with a view to establishing an alternative source of 3TG in accordance with the OECD guidance or to ensure that any 3TG component is derived from a certified DRC conflict free source. We have yet to find any instances where it was necessary to terminate a contract or find a replacement supplier.

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities within our supply chain.

6.	Report on supply chain due diligence

This report is available on our website at www.wabco-auto.com.

7.	Due Diligence Results

Survey Responses

We received over a majority of responses from the suppliers surveyed. The replies were mostly received using the Template, with a small number of respondents providing letters or declarations, concerning the status of conflict minerals in their products and supply chain.

We reviewed these initial responses against criteria developed to determine which suppliers required further inquiry. This criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses.

The collective responses included the names of over 700 entities listed by our suppliers as smelters or refiners. The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to WABCO. A small minority of suppliers provided information at a part number level.

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Given the incomplete information provided by our suppliers, we are unable at this time to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our establishment of a management structure, assessment of risk, development of a Conflict Minerals Policy and our implementation of a disciplined due diligence program with respect to conflict minerals, we have established a solid foundation comprising all of the information reasonably available at this time for determining the mines or locations of origin of the 3TG in our supply chain.

We have followed the methodology outlined by the CFSI’s joint industry programs and outreach initiatives, and have sought information about 3TG smelters and refiners in our supply chain by requesting our suppliers to complete the Template.  Furthermore, we have implemented contractual terms indicating WABCO’s expectations for disclosure by suppliers with respect to its supply chain and source of conflict minerals.  We have determined these steps to be the most reasonable we can make to determine the mines or locations of origin of the 3TG in our supply chain.

WABCO’s suppliers vary widely in size and sophistication and we believe that many suppliers and smelters lacked the administrative resources needed to provide accurate and complete Templates customized to each customer requesting information.  As a result, many suppliers did not respond to our survey.  In addition, some of the responses we received were generally submitted by suppliers on a company level, rather than particularized to products supplied to WABCO.  Thus, for example, information provided about smelters identified all countries where materials were sourced from upstream suppliers and smelters by the supplier on an enterprise-wide basis.  Because of this, we believe that the information provided to us may contain a number of "false positives" in relation to the risk that our necessary 3TG minerals are sourced from a Covered Country.

We identified over 700 smelters from our due diligence enquiries. Approximately 3% of suppliers indicated that the smelters used were validated, for some or all of the 3TG minerals sourced, as compliant with the Conflict-Free Smelter (CFS) Program. We were not able to determine from enquiries whether the remaining smelters or refiners are used to source some of the 3TG materials in our products.

Based upon information available to us at the present time, we are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.  The products that we manufacture that are subject to the reporting obligations of the Rule are DRC conflict undeterminable, because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

8.	Steps to be taken to mitigate risk

We continue to enhance our due diligence process regarding the country of origin of conflict minerals contained in our manufactured products. Our approach includes the following:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.	Review type of suppliers requested to supply information to ensure capture of high risk suppliers.
c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
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d.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.
e.	Continue to validate supplier responses through supplier engagement and industry-wide smelter validations programs.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	WABCO HOLDINGS INC.

By: /s/ Vincent Pickering
Name: Vincent Pickering
Title: Chief Legal Officer and Secretary

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